Filed under Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filing by Colony Bankcorp, Inc.
Subject Company: SouthCrest Financial Group Inc.
Date: April 23, 2021

The following is a transcript of an excerpt of the joint conference call held by Colony Bankcorp, Inc. and SouthCrest Financial Group, Inc., on April 23, 2021. This transcript was prepared by a third party and has not been independently verified by Colony Bankcorp, Inc. and may contain errors.
Colony - SouthCrest
Merger Announcement
April 23, 2021

CORPORATE PARTICIPANTS
Tracie Youngblood - Chief Financial Officer
Heath Fountain - President, Chief Executive Officer
Brian Schmitt - SouthCrest CEO
Andy Borrmann - SouthCrest CFO

PRESENTATION

Operator
Good day and welcome to the Colony Bank Investor Conference Call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the Star key, followed by 0.

After today’s presentation, there will be an opportunity to ask questions. Further instructions will be given at that time. Please also note today’s event is being recorded. I would now like to turn the conference over to Tracie Youngblood, Chief Financial Officer. Please go ahead.

Tracie Youngblood
During this conference call, we may make statements regarding future operating plans, expectations, and performance that constitute forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. We caution you that any such forward-looking statements only reflect management expectations and predictions based upon currently available information and are not guarantees of future results or performance.

Actual results might differ materially from those expressed or implied by such forward-looking statements as a result of known and unknown risks, uncertainties, and other factors, including those described in our public releases and reports filed with the Securities and Exchange Commission, including but not limited to our most recent annual report on Form 10-K.

We also caution investors that the forward-looking information provided in this call represents our outlook only as of this date and we undertake no obligation to update or revise any forward-looking statements to reflect events or developments after the date of this call. At this time, I will turn the call over to President and Chief Executive Officer, Heath Fountain. Heath, please go ahead.

Heath Fountain
Thank you, Tracie. Good morning and thank you to everybody for joining us on the call this morning. I’m joining you from Atlanta from SouthCrest corporate headquarters, where I’m joined by Brian Schmitt, SouthCrest CEO, and Andy Borrmann, their CFO, and of course, you just heard from Tracie Youngblood, our CFO, who is at her office in Albany.

After some brief remarks, I’ll be glad to take your questions. We’re excited to be here today to discuss this transaction with SouthCrest that we announced yesterday. Upon completion, we’ll be the largest community bank in Georgia and the fourth largest bank headquartered in the state with assets of approximately $2.4 billion.

As noted in the press release and in the investor presentation, we’ve agreed to acquire 100 percent of the stock of SouthCrest and a combined stock in cash transaction valued at approximately $84 million. We expect this to be accretive to Colony’s fully diluted earnings per share in year one, a 24 percent increase excluding transaction costs.

We have long stated that our focus areas for driving high performance are achieving strong organic growth, increasing operating efficiency, growing non-interest income, and seeking on opportunities to acquire customers and talents and markets in the southeast. The acquisition with SouthCrest will increase our footprint to include the attractive northern Georgia markets and additionally provide us access to the highly populous suburban Atlanta markets.

While we have continuous markets, there’s very little overlap in our branch networks. We share similar models in how we operate in these community bank markets and SouthCrest has a very attractive commercial banking model in the Atlanta area, which we think we can enhance and build upon.

When you think about the Atlanta market, we really like the corridors going up I-85 and Georgia 400 North, going up I-75 on the northwest side, which we’re already serving through an LPO in the Canton area, and I-85 South going down towards Newnan, which we’re actually serving today out of our La Grange market. So, we think we can continue to grow those markets as a combined company.

SouthCrest was an attractive candidate not only due to that geographic presence, but we have a real unique alignment of our philosophies and our values, both very responsive to customers’ needs. We both have a very consultative approach in how we deal with our customers and really just try to provide an alternative to the larger banks in our markets, and so we think those compatible cultures and ways of doing business will lead to a real smooth integration.

We look forward to being able to serve SouthCrest customers in those existing markets with a wider array of products and services, including our mortgage, our government guaranteed lending, and our personal lending products, and we think we can do all that without changing the culture and enhancing the culture in how we serve.

We have a track record at Colony of smooth integrations. We’ve had an acquisition last year, LBC, Calumet Bank actually two years ago, and PFB Mortgage. Then last year, we acquired the East Georgia Homebuilder Finance Division of Cadence. Those acquisitions all went very smooth and we expect the same thing as we go through the SouthCrest transaction.

In addition to growing our business, this acquisition will strengthen our leadership team. I’m excited that Harold Wyatt, the Chairman of SouthCrest, will be joining our Board of Directors and Brian Schmitt, who we’ve already mentioned, will also be joining Colony’s board and Brian will also serve as an Executive Vice Chairman and be a part of our executive team. I’ve known Brian for a long time. We worked together in the past. Brian’s got a significant knowledge of Atlanta and the surrounding markets and significant knowledge in mergers and acquisitions, and so he’s going to be a valuable resource as we continue to grow.

In addition to Brian, Andy Borrmann, Mike Washburn, and Becky Bell will be joining Colony’s team in senior positions and these additions are going to help us get the infrastructure in place to continue our strategy to grow, both organically and through M&A.

I think after this transaction is completed, Colony’s going to be in a unique position to be the acquired choice for community banks in Georgia and the southeast. We’re going to be a place where we can attract talented team members during a disruptive time of M&A and we can be responsible to customers’ needs and deliver on our customer commitment.

We expect, as you all know, to see a significant amount of M&A and we think both the M&A that we’re able to participate in and grow from, but also the disruption that that leaves, that we’ll be able to take advantage of. So, we’re excited about that and now, I’d like to turn it over to Brian to make a few comments.

Brian Schmitt
Thank you, Heath. First, I want to say I’m personally excited to be partnered up with Heath again, but I’m elated for our clients, our employees, and especially our shareholders. Mergers I’ve been experienced with in the past success in putting the two companies together come from those who have very similar cultures. It’s created from the top of the organization.

Heath and I share these cultures. We’ve been together before and the values that he’s highlighted earlier, especially when it comes to maximizing shareholder value. When SouthCrest looked at this team and the board, we looked at making an investment in the new Colony. As we talked about, we firmly believe this is transformational transaction for both these companies.

When we did that, we looked at the risk return profile for the combined company and it looks very strong and I don’t anticipate there will be much of an execution risk in getting these companies put together. They’re both very similar in many, many ways.

And, finally, the progress that Heath has made and his team has made in the past few years at Colony and what we’ve been able to do here at SouthCrest, I really believe putting these companies together lays the groundwork for a high performing bank that happens to be the largest community bank in the state of Georgia. This is going to allow us to expand relationships, attract new bankers, and as we said in the press release, we believe this positions us to be the acquiror of choice in our regions.

Heath Fountain
Thanks, Brian, for your comments and I’ll just echo that. I think this is going to be a really great combination. It’s going to position us really well for future growth and put us in an ideal spot during a really transformational time in our industry.

So, with that, I’m going to stop. We’ve provided you some comments and a lot of information on Investor Day and at this time, I’ll ask the operator to open up the floor for any questions.

QUESTION AND ANSWER

Operator
Absolutely. We will now begin the question and answer session. To ask a question, you may press Star, then 1 on your touchtone phone. If you’re using a speakerphone, we ask that you please pick up your handset before pressing the keys. To withdraw your question, please press Star, then 2.

Today’s first question comes from Will Curtiss with Hovde Group. Please go ahead.

Will Curtiss
Hey, good morning, and congratulations, everyone.

Heath Fountain
Thank you, Will.

Will Curtiss
Wanted--Heath, wanted to see if you could talk a little bit about your kind of intermediate plan for the Atlanta market. You guys have obviously highlighted and still provide further access there and I’m just curious kind of how you’re thinking about building the Atlanta presence over the next couple years.

Heath Fountain
Sure. Well, we want to continue on, I think, the model that Brian and the team here at SouthCrest has done and that is a real efficient commercial focused model where we’re not looking to build a retail branch network. What we’re looking to do is hire good commercial bankers, good deposit side commercial Treasury folks that go after deposits in that manner and really have a corporate banking commercial type model in this market.

So, I think that’s really complementary from a risk profile and from a growth profile to our community banking side of the bank. And, so we want to just continue to do that the way they have and I think with the increased size of the combined company, it’ll open up access to even more customers as we try to do that and thus, the more bankers that could come over.

Will Curtiss
Okay. And, then just in terms of cost saves, obviously as you guys noted, there’s not a lot of overlap between the two footprints. I’m just curious if you could provide some color maybe on where you expect to achieve the cost saves. Thanks.

Heath Fountain
Yeah, I think most of the cost savings are going to come both from technology costs, core costs, some back office cost savings. Obviously on the branch network side, there is not really any cost savings to go on there. But, that’s where the cost savings will come from.

Will Curtiss
Okay. Let’s see, and then I guess maybe the first part of this is sort of an earnings type question for you, Heath. But, in terms of long growth, I think at least the expectations for core growth were somewhere in the high single digits for you all this year and so if you could just talk a little bit about what you’re seeing from a loan demand perspective and is that still a fair way to think about growth for you all this year? And, then maybe when you look out a little further, what do you think is kind of a reasonable expectation for growth from a combined standpoint, once you get through the integration?

Heath Fountain
Yeah. So, we still think high single digits for this year is possible. We are seeing great demand. We’re seeing good production. But, we are seeing a lot larger than normal level of payoffs and I think SouthCrest folks are seeing similar things in their portfolio. I think we’re seeing a lot of business sales taking place, asset sales just due to valuations.

So, we think that’ll settle out at some point and we’ll see that. So, the demand I think is good. As we look out, we modeled it fairly conservatively and so we have that same modeling now the next several years. So, and I think certainly could outperform that, but that’s how we’ve modeled it out.

Will Curtiss
Right, I appreciate that. And, then wanted to--appreciate the details on the due diligence process, but curious if you could provide some additional color there, just given kind of the current environment, which is obviously better than it was the past couple months, but still a little bit uncertain and then if you have any details just on some of their higher risk loan categories.

Heath Fountain
Yeah, so I think one of the things that SouthCrest has done a real good job of in how they bank their customers in this area is getting a lot of skin in the game. And, so we felt like that everything we looked at really had very good discipline to get cash in on the front end of deals, which is obviously really important.

So, I think internally, as we looked at things, we didn’t really see any concerns over any areas of losses. Certainly, the higher risk categories, things like hotels right now, very small piece of what SouthCrest does, and so not really any high risk areas, what I would call, to the pandemic or due to COVID type thing. So, I think we were able to work through that and not really see anything that gave us any pause as to concerns and I think we’re seeing, fortunately in the southeast, things opening up pretty good and I’m not seeing a lot of negative impact to the customer base except for in those very isolated industries, which there’s just not much of in this portfolio.

Brian, do you want to--

Brian Schmitt
--Yeah, let me comment. So, I’ve been here for five years now and we kind of took a tactic as we went through this portfolio with a fine tooth comb and stuff that we wouldn’t have done over the last three to four years, we took the opportunity with other lenders who are more aggressive to move out of here. So, we took a lot of credits that just don’t fit the profile of what we do today and as we started going into this COVID, we had--we only have six lenders, all very senior, 25 years plus in the Atlanta place--or 20 years plus in the Atlanta marketplace.

So, we delve real hard and I think a real sign of it is when you look and the deferrals came about, we were probably in the same position as most other banks in having 18 percent deferrals. I looked at it the other day and I think we have total deferrals left of $200,000. One piece of OREO, that’s just one house. The portfolio is pretty clean and appreciate Heath’s team looking at it and the compliments that we got back from it. I think Heath properly described it.

Will Curtiss
Great, I appreciate the color. I’ll hop out and allow for other questions, but congrats again.

Heath Fountain
Thank you, Will.

Brian Schmitt
Thanks, Will.

Operator
And, our next question today comes from Brady Gailey at KBW. Please go ahead.

Brady Gailey
Hey, thanks. Good morning, Heath.

Heath Fountain
Hey, Brady. How are you doing?

Brady Gailey
Good. Hey, I just wanted to ask about your future M&A strategy. I mean, you’ve done a great job with these handful of deals since you’ve joined Colony. But, you’re now two and a half billion. How do you think about forward M&A? Does it continue to be just in Georgia? And, with you being a larger company now, what is kind of the targeted size range? And, then what type of company do you want to buy? Do you want to stick with the higher quality stuff? Would you do a scratch and dent? Maybe just talk about kind of the type of target you’d be interested in.

Heath Fountain
Sure, that’s a good question, Brady. So, to answer that, a couple of pieces of that. From a geographic perspective, we definitely don’t feel tied down just to Georgia. If you look at the map now, combined company, we fill up Georgia pretty well. We are very close to Tennessee, South Carolina, Alabama, and Florida, so not inconceivable that we would look at opportunities in those markets as well.

From just a standpoint of what we’re looking for, it would need to fit in the models that we have and as you think about what we’re doing now, we’ve got a great somewhat smaller market deposit franchise and we would be open to deposit franchises that are high quality that can yield us a great low cost of funds and also provide us opportunity to increase non-interest income. So, we would look at that, so we’re not just looking at, say, large metro markets. We would look at deposit franchises.

I think also as we look out there, I think there’s going to be a real opportunity as the acquires, there’s not many people in the 2 to 10 billion range in the Southeast, and so I think that opens us up to the banks that are, say, under $1 billion that are going to be--not have that many acquires left to look at. So, we think there’s going to be a real possibility to have a high number that we can look at and that will allow us to be very selective about the deals we do and make sure they meet the strategic and financial metrics that we need them to meet.

Brady Gailey
Yeah, I totally agree. And, then the ideal size of the target now that you’re two and a half billion?

Heath Fountain
Yeah, obviously you go through these processes and it’s about the same amount of work for a pretty wide size range, and I think a lot of that, Brady, is just going to depend on timing and timing for us and other would-be acquirers. As you know, the larger the deals are, I think the more competitive the situations would be.

We’re going to stay disciplined. We’re not going to feel like we have to do one in a certain market or anything like that. So, I do think a little bit on the higher size, it’s going to be tougher for us. But, we’re excited about those too, even when somebody else gets them, because we think we have an opportunity to benefit from the disruption.

So, in a perfect world, one this size that we’re doing today would be great, but we definitely will be looking at smaller ones I think in order to be able to execute on (INAUDIBLE).

Brady Gailey
Okay. And, then next, looking at your capital base, pro forma for this deal, so you’ll have 8 percent leverage, 9 and a half common equity tier 1, and 12 percent total. Those are all very healthy ratios. I wouldn’t call them having too much excess capital, but any thoughts on any sort of upcoming capital plans or capital needs that you may have?

Heath Fountain
Yeah, I mean, we’re comfortable at the capital levels that we have post this deal. Certainly, if you were to look at a group of our peers, we’re going to be at the lighter end of those ranges and so I think just as we look at opportunities that come up, as we see market reactions as our earnings continue to improve and we see hopefully a good positive market reaction to that, I think we certainly will look at opportunities to add to our capital base.

Brady Gailey
And, then maybe on the other side of growth, not the acquisitive but the more organic side, do you consider Colony an aggressive hire of new talent? Are you expecting to hire a lot of new talent or are you more comfortable with where you’re at and it’s kind of more focused on deal integration at this point?

Heath Fountain
Well, we--I don’t know that aggressive is the right term, but maybe opportunistic would be a better term. We definitely will take the opportunity to add to our team and I think that’s an important part of our organic growth strategy is--and a lot of that is bringing experienced bankers over that can bring over book of business and existing customers. It’s not all what I would call new deals. It will just be new to Colony.

So, it is important for us to continue to have a pipeline and recruit and I think just as we see M&A take place, as you see some of these larger bank MOEs and the focus on more and more really large markets, really large deals, where it kind of knocks out some of the traditional community bank lenders, bankers, we will be opportunistic and look at that as a long term strategy to hire those folks and bring those loans over.

Brady Gailey
Got it. And, the headquarters of the company remains in Fitzgerald or does it move to Atlanta with this deal?

Heath Fountain
It remains in Fitzgerald.

Brady Gailey
Okay. All right, great, well that’s all the questions I had. Congrats on this deal, guys.

Heath Fountain
Thank you, Brady.

Operator
And, ladies and gentlemen, as a reminder, if you’d like to ask a question, please press Star, then 1. Today’s next question comes from Christopher Marinac with Janney Montgomery Scott. Please go ahead.

Christopher Marinac
Thanks, good morning. Wanted to ask Heath about being the lender of choice in middle and South Georgia and how that--those opportunities look today and then also, I just want to follow up on your digital banking evolution.

Heath Fountain
Yeah, so thank you, Chris. We definitely feel like the size and scale this continues to provide us gives us a lot of opportunity and like we were talking about earlier, a lot of the markets that we operate in and as a combined company operate in, may not be quite as attractive to some of the larger banks and so both from an M&A strategy and from a customer acquisition strategy, a lot of these markets are markets that the bigger banks, as they’ve gotten much, much bigger or divesting those investments in, even if it’s just cutting personnel expense. So, that gives us a tremendous opportunity to continue to grow in those markets.

Christopher Marinac
And, then on the digital banking front, how far along are you with where you’d like to be and does this help you get there faster?

Heath Fountain
Sure. Yeah, I think it does. So, from a digital banking perspective, we’re in--I think we’re in a good spot. We have the product and services our customers need. Where we’re really focusing that, we just recently hired several people with larger bank experience in that area. I think obviously with the Atlanta market, there’s more of those folks around that can become part of our team. So, it’s really about how we support that strategy and getting the right support behind that on the commercial side, and so that’s the real focus is getting the right folks and there may be some tweaks to the technology, but it’s not overhauls to our technology on that side. We have a good suite of products that still is 90 percent of what our customers need. We’re going to start doing a better job of supporting that and I think that’ll also help us grow because we’ve added both the support and to the sales side with specific production goals and things like that on the Treasury management side.

Christopher Marinac
Great. I appreciate the color there and then just one final question for Brian. We seem to have turnover in the Atlanta market every year of customers and of bankers as well. So, to what extent does that kind of create new opportunities as the combined company comes together?

Brian Schmitt
Chris, given the size of two and a half billion dollars, it’s going to be a lot easier for us to track a talent when it comes to bankers. A lot of them are just--don’t fit into the model anymore of some local banks that have gotten real big or maybe some out of town banks that are here in a big way and they’ve gotten awful big, and that obviously filters down to the clients. If those bankers aren’t happy, then the clients aren’t happy and we feel like we can attract some new talent here and pick up some new customers.

Christopher Marinac
Great. Thanks again for all your feedback.

Brian Schmitt
Thanks, Chris.

Heath Fountain
Thanks, Chris.

Operator
Our next question today comes from Freddie Strickland with Janney Montgomery Scott. Please go ahead.

Freddie Strickland
Hey, thanks, good morning. Got a twofer from us this morning. How are you guys doing?

Heath Fountain
Good.

Freddie Strickland
I know we’ve talked about Atlanta and Chris just kind of asked about kind of the South Georgia strategy, but I was wondering kind of where Savannah stands as a priority for the combined company?

Heath Fountain
Yeah, so that’s a great question. Savannah’s a very important market to us. It’s our largest loan market and so we continue to grow there. We continue to invest in talent in that market and this deal is not going to put a difference in that. We can prioritize multiple markets at the same time and we expect to continue to have a strong priority in Savannah. A lot of good things going in Savannah from a growth perspective and what you’re seeing there with the port. Recovery in tourism, which is obviously a big part of what goes on in that market, and then that market is experiencing a whole lot of transition in terms of the banks there.

One local bank--locally owned bank left in that market. A lot of M&A at the banks that have been successful in that market that have gotten really big. You have some competition from some community banks that have moved into that market from outside of Savannah.

But, sort of to Brian’s point earlier about Atlanta with two and a half billion dollar banks, what we can do for a customer base, it’s a lot stronger than what some of the local banks from outside that market have done, but it fits the niche of a lot of the customers in that market that some of the bigger banks have sort of just outgrown the customers.

Freddie Strickland
Got you. Great, appreciate the color and congrats again, guys.

Heath Fountain
Thank you.

Operator
And, ladies and gentlemen, this concludes the question and answer session. I’d like to turn the conference back over to the management team for any closing remarks.

CONCLUSION

Heath Fountain
Well, thanks for everybody for being on the line with us today. Appreciate your interest in Colony and as you can tell, we’re excited. I think there’s a lot of great opportunities that this transaction provides for our customers and for our shareholders and for our team members. So, we look forward to keeping you updated on what’s going on. Thanks again and please feel free to reach out if you have further questions.

Operator
And, thank you, sir. This concludes today’s conference call. We thank you all for attending today’s presentation. You may now disconnect your lines and have a wonderful day.
*    *    *
Cautionary Statements Regarding Forward-Looking Information.
This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger, to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on the Company’s capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.
Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of SCSG’s business into the Company, (5) the failure to obtain the necessary approval by the shareholders of SCSG or the Company, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by the Company to obtain required governmental approvals of the Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing of the Merger, (10) the risk that the integration of SCSG’s operations into the operations of the Company will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by the Company’s issuance of additional shares of its common stock in the Merger transaction, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and other documents subsequently filed by the Company with the SEC. Consequently, No forward-looking statement can be guaranteed. Neither the Company nor SCSG undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, the Company and SCSG claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Merger and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger, the Company will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of SCSG and the Company and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SCSG AND THE PROPOSED MERGER. The joint proxy statement/prospectus will be sent to the shareholders of SCSG seeking the required shareholder approval. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related joint proxy statement/prospectus, when filed, as well as other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by the Company will also be available free of charge by directing a written request to Colony Bankcorp, Inc., 115 South Grant Street, Fitzgerald, Georgia 31750, Attn: Tracie Youngblood and on the Company’s website, colony.bank, under Investor Relations. The Company’s telephone number is (229) 426-6000.
Participants in the Transaction
The Company, SCSG and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCSG and the Company in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about the Company and its directors and officers may be found in the definitive proxy statement of the Company relating to its 2021 Annual Meeting of Stockholders filed with the SEC on April 16, 2021. Once filed, the definitive proxy statement can be obtained free of charge from the sources described above.